
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 29 September 2010

Commission File Number 1-31615

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


Form 20-F __X__ Form 40-F _____


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


Yes _____ No __X__


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_____.

Enclosures: Sasol issues annual financial statements and files
annual report on Form 20-F with the United States
Securities and Exchange Commission

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)

Share codes: JSE : SOL   NYSE : SSL
ISIN codes: ZAE000006896   US8038663006
 ("Sasol")

SASOL ISSUES 2010 ANNUAL FINANCIAL STATEMENTS AND FILES ANNUAL
REPORT ON FORM 20-F WITH THE UNITED STATES SECURITIES AND
EXCHANGE COMMISSION

Sasol's annual financial statements for the year ended
30 June 2010, prepared in accordance with International Financial
Reporting Standards have been issued and have been posted on the
Sasol website at www.sasol.com. An abridged report will not be
published as the information previously published in the
preliminary report is unchanged. Copies of the annual report
(including the integrated sustainability report) and the notice
of annual general meeting will be sent to holders of securities
and the JSE Limited during the first week of November 2010.

Furthermore, Sasol's annual report, which includes the annual
financial statements for the year ended 30 June 2010, was filed
on Form 20-F with the United States Securities and Exchange
Commission (SEC) on Tuesday, 28 September 2010 and is available
on the SEC's website at www.sec.gov. Holders of American
Depositary Receipts can request copies of Sasol's annual
financial statements free of charge from the Investor Relations
Department at investor.relations@sasol.com.

The annual general meeting of members of Sasol will be held at
9:00 on Friday, 26 November 2010 at Summer Place, 69 Melville
Road, Hyde Park, Johannesburg, South Africa, to transact the
business stated in the notice of the annual general meeting.

The Form 20-F and the annual financial statements for 2010 are
available on Sasol's website at www.sasol.com.

29 September 2010
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 29 September 2010

By: <u>/s/ N L Joubert</u>
Name: Nereus Louis Joubert
Title: Company Secretary